Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions, except ratios)

	Year Ended November 30,
	2001	2002	2003	2004	2005
Pre-tax income (loss) from continuing operations	$(10.9)	$7.5	$(84.4)	$(24.7)	$(2.1)
Adjustment for income or loss from equity investees	(1.0)	(1.0)	.8	.6	(.7)

Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(11.9)	$6.5	$(83.6)	$(24.1)	$(2.8)
Distributed income equity investees	—	—	.5	—	—
Less: Capitalized interest	(.4)	—	—	—	—
Amortization of interest previously capitalized	—	.1	.1	.1	—

Adjusted pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(12.3)	$6.6	$(83.0)	$(24.0)	$(2.8)

Fixed Charges:
Interest expense	$14.0	$8.1	$15.3	$20.7	$21.2
Interest capitalized during the period	.4	—	—	—	—
Amortization of debt issuance costs	.6	1.0	4.8	1.7	1.4
Imputed interest portion of rent expense	2.8	2.7	2.9	2.5	1.8

Total Fixed Charges	$17.8	$11.8	$23.0	$24.9	$24.4

Pre-tax income (loss) from continuing operations before adjustment for income from equity investees plus fixed charges	$5.5	$18.4	$(60.0)	$.9	$21.6

Ratio of Earnings to Fixed Charges[a]	—	1.6	—	—	—

[a]	For fiscal years 2005, 2004, 2003 and 2001, the ratio was less than 1.0x and was deficient by $2.8 million, $24.0 million, $83.0 million and $12.3 million, respectively.